EXHIBIT 12.1

	Three Months Ended March 31,
	2004	2003
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
Income before provision for income taxes	$1,606	$4,415
Fixed charges
Amortization of deferred financing costs	421	270
Interest expense	7,449	4,351

Earnings before fixed charges	9,476	9,036
Fixed charges
Amortization of deferred financing costs	421	270
Interest expense	7,449	4,351

Total fixed charges	$7,870	$4,621

Ratio of earnings to fixed charges	1.20X	1.96X